
August 10, 2023

Daniel Jones
Chief Executive Officer
SeqLL, Inc.
3 Federal Street
Billerica, MA 01821

      Re: SeqLL, Inc.
          Preliminary Proxy Statement on Schedule 14A
          Filed June 5, 2023
          File No. 001-40760

Dear Daniel Jones:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                            Sincerely,

                            Division of Corporation Finance
                            Office of Trade & Services

cc: Eric M. Hellige